UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

GCL Global Holdings Ltd, a Cayman Islands exempted company, is furnishing this Form 6-K to provide its unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the Six Months Ended September 30, 2025 and 2024.

Exhibits

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025 and for the Six Months Ended September 30, 2025 and 2024
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2025 and 2024
99.3	Non-GAAP Performance Measures
99.4	First Amendment to Series B Preferred Stock Purchase Agreement between GCL Global Limited and Nekcom Inc., dated May 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 30, 2026

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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